SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Amendment No. 4

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

Digitas Inc. (Name of Subject Company)

Pacific Acquisition Corp. Publicis Groupe S.A. (Name of Filing Person - Offeror)

     Common Stock, Par Value $0.01 Per Share
(Including the Associated Preferred Stock Purchase Rights)
(Title of Class of Securities)

25388K104
(CUSIP Number of Class of Securities)

Russell Kelley
Publicis Groupe S.A.
133 Avenue des Champs Elysées
75008 Paris, France
Telephone : (33) 1 44 43 70 00
 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Elliott V. Stein
Joshua R. Cammaker
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000

	CALCULATION OF FILING FEE

Transaction Valuation*		Amount of Filing Fee
$1,375,666,888.50		$147,196.36

*	Estimated for purposes of calculating the filing fee only. Based on the offer to purchase all of the outstanding shares of common stock of Digitas Inc. at a purchase price of $13.50 cash per share and 86,871,078 shares issued and outstanding, outstanding options with respect to 14,250,173 shares and outstanding warrants with respect to
780,000 shares, in each case as of December 15, 2006.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid: $147,196.36	Filing Party: Publicis Groupe S.A./Pacific Acquisition Corp.
	Form or Registration No.: Schedule TO-T	Date Filed: December 26, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐          issuer tender offer subject to Rule 13e-4.

☐          going-private transaction subject to Rule 13e-3.

☐          amendment to Schedule 13D under Rule 13d-2.

             Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

     This Amendment No. 4 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed on December 26, 2006 by Publicis Groupe S.A., a société anonyme organized under the laws of the Republic of France ("Publicis"), and Pacific Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Publicis (the "Purchaser"), as previously amended (the “Schedule TO”). The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share, including associated preferred stock purchase rights (the "Shares"), of Digitas Inc., a Delaware corporation ("Digitas") at $13.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 26, 2006 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein have the meanings ascribed to them in the Offer to Purchase and the Schedule TO. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

Item 11. Additional Information.

     The Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

     The initial period of the Offer expired at 12:00 Midnight, New York City time, on Wednesday, January 24, 2007. According to the American Stock Transfer & Trust Company, the depositary for the Offer, as of 12:00 Midnight, New York City time, January 24, 2007, 76,897,146 Shares were tendered pursuant to the Offer and not withdrawn, excluding Shares tendered by notice of guaranteed delivery, which represents approximately 83.4% of all outstanding Shares. In addition, 10,178,401 Shares were tendered by notice of guaranteed delivery, which represents approximately 11.0% of all outstanding Shares. In total, 87,075,547 Shares, including Shares tendered by notice of guaranteed delivery, were validly tendered and not withdrawn, which represents approximately 94.4% of all outstanding Shares. Purchaser has accepted all validly tendered Shares for payment pursuant to the terms of the Offer.

     On January 25, 2007, Publicis issued a press release announcing the results of the Offer and that Purchaser has commenced a subsequent offering period for all remaining untendered Shares expiring at 12:00 Midnight, New York City time, on Monday, January 29, 2007, unless further extended. During the subsequent offering period, holders of Shares who did not previously tender their Shares into the Offer may do so and will promptly receive the same $13.50 per Share cash consideration paid during the initial offering period. The procedures for accepting the Offer and tendering Shares during the subsequent offering period are the same as those described for the Offer in the Offer to Purchase except that (i) the guaranteed delivery procedures may not be used during the subsequent offering period and (ii) Shares tendered during the subsequent offering period may not be withdrawn. The full text of the press release issued by Publicis is attached hereto as Exhibit (a)(5)(F) and is incorporated herein by reference.

     Item 11 of the Schedule TO is hereby amended and supplemented as follows:

     Section 11, "Purpose of the Offer; the Merger Agreement; Statutory Requirements; Appraisal Rights; Plans for Digitas; "Going Private" Transactions," of the Offer to Purchase is hereby amended and supplemented as follows:

     Under the caption "Directors" in Section 11 of the Offer to Purchase, a new paragraph is inserted after the first paragraph as follows:

"Pursuant to the Merger Agreement, each Director of Digitas, other than Messrs. David Kenny, Joseph Zimmel and Arthur Kern, submitted letters of resignation from the board of directors of Digitas and each of its subsidiaries effective as of January 25, 2007. On January 25, 2007, the Board of Directors of Digitas appointed Messrs. Jean-Yves Naouri, Jean-Michel Etienne, Russell Kelley and Bertrand Siguier as directors of Digitas to fill the vacancies created by such resignations. Such individuals were designated for appointment as directors by Publicis and the Purchaser pursuant to the Merger Agreement."

Item 12. Exhibits

     Item 12 of the Schedule TO is hereby amended by adding thereto the following:

     (a)(5)(F) Press release issued by Publicis dated January 25, 2007.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2007

PACIFIC ACQUISITION CORP.
By: /s/ Russell Kelley
Name: Russell Kelley
Title: Vice President and Director

PUBLICIS GROUPE S.A.
By: /s/ Russell Kelley
Name: Russell Kelley
Title: General Counsel

EXHIBIT INDEX

* (a)(1)(A)	Offer to Purchase, dated December 26, 2006.
* (a)(1)(B)	Form of Letter of Transmittal.
* (a)(1)(C)	Form of Notice of Guaranteed Delivery.
* (a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
* (a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies
and Other Nominees.
* (a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
* (a)(5)(A)	Press release issued by Publicis dated December 20, 2006 (incorporated by reference to
Exhibit 99.1 to the Schedule TO-C, dated December 20, 2006, filed by Publicis).
* (a)(5)(B)	Presentation made to analysts by Publicis, dated December 20, 2006 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C, dated December 20, 2006, filed by Publicis).
* (a)(5)(C)	Form of summary advertisement dated December 26, 2006.
* (a)(5)(D)	Press release issued by Publicis dated January 10, 2007
* (a)(5)(E)	Press release issued by Publicis dated January 19, 2007
(a)(5)(F)	Press release issued by Publicis dated January 25, 2007
* (b)	Form of Commitment Letter.
* (d)(1)	Agreement and Plan of Merger, dated as of December 20, 2006, among Publicis, the
Purchaser and Digitas.
* (d)(2)	Confidentiality Agreement, dated as of December 7, 2006, between Publicis and Digitas.
* (d)(3)	Letter Agreement, dated as of December 20, 2006, among Publicis, Digitas and David Kenny.
(g)	None.
(h)	Not applicable.

* Previously filed.